Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Second Quarter 2021
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 2Q 2021	Actual Results YTD 2021	Guidance as of June 30, 2021 3Q 2021	Full-Year 2021
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$11,720	$14,824	--	--
Net income/(loss) attributable to common stockholders	$10,663	$12,711	--	--
Income/(loss) per weighted average common share, diluted	$0.04	$0.04	$0.02 to $0.04	$0.12 to $0.16
Per Share Metrics				
FFO per common share and unit, diluted	$0.52	$0.83	$0.49 to $0.51	$1.85 to $1.89
FFO as Adjusted per common share and unit, diluted	$0.49	$0.96	$0.49 to $0.51	$1.97 to $2.01
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.44	$0.88	$0.44 to $0.46	$1.79 to $1.83
Dividend declared per share and unit	$0.3625	$0.7250	$0.3625	$1.45 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Cash basis)	-1.0%	-3.8%	--	(0.25%) - 0.75%
Revenue growth/(decline) (Straight-line basis)	-1.8%	-4.3%	--	(2.25%) - (1.25%)
Expense growth	3.8%	3.6%	--	1.00% - 3.00%
NOI growth/(decline) (Cash basis)	-3.1%	-6.9%	--	(1.00%) - 0.50%
NOI growth/(decline) (Straight-line basis)	-4.1%	-7.6%	--	(3.50%) - (2.00%)
Physical Occupancy	97.2%	96.8%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	45,974	144	90.8%
Stabilized, Non-Mature	2,024	5	3.3%
Acquired Communities	2,049	3	1.1%
Development, completed	366	1	0.3%
Non-Residential / Other	N/A	N/A	0.8%
Joint Venture [3]	2,837	13	3.7%
Total completed homes	53,250	166	100%
Under Development	1,417	5	-
Total Quarter-end homes [3][4]	54,667	171	100%

Balance Sheet Metrics (adjusted for non-recurring items)	2Q 2021	2Q 2020
Consolidated Interest Coverage Ratio	4.9x	4.7x
Consolidated Fixed Charge Coverage Ratio	4.8x	4.6x
Consolidated Debt as a percentage of Total Assets	36.9%	34.2%
Consolidated Net Debt-to-EBITDAre	7.4x	6.2x



The Slade at Channelside, Tampa, FL

2Q 2021 Same-Store Additions



The Arbory, Portland, OR

(1) See Attachment 16 for definitions, other terms and reconciliations.
(2) Annualized for 2021.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 3,633 homes that are part of the Developer Capital Program as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended June 30, 2021	Three Months Ended June 30, 2020	Six Months Ended June 30, 2021	Six Months Ended June 30, 2020
REVENUES:				
Rental income [2]	$ 309,116	$ 305,982	$ 608,942	$ 626,075
Joint venture management and other fees	2,232	1,274	3,847	2,662
Total revenues	311,348	307,256	612,789	628,737
OPERATING EXPENSES:				
Property operating and maintenance	51,335	48,717	102,716	98,200
Real estate taxes and insurance	49,145	45,012	96,532	90,157
Property management	9,273	8,797	18,268	18,000
Other operating expenses	4,373	6,100	8,808	11,066
Real estate depreciation and amortization	146,169	155,056	290,257	310,532
General and administrative	15,127	10,971	27,863	25,949
Casualty-related charges/(recoveries), net [3]	(2,463)	102	3,114	1,353
Other depreciation and amortization	2,602	2,027	5,203	4,052
Total operating expenses	275,561	276,782	552,761	559,309
Gain/(loss) on sale of real estate owned	-	61,303	50,829	61,303
Operating income	35,787	91,777	110,857	130,731
Income/(loss) from unconsolidated entities [2]	9,751	8,021	14,673	11,388
Interest expense	(35,404)	(38,597)	(71,610)	(77,914)
Debt extinguishment and other associated costs	-	-	(41,950)	-
Total interest expense	(35,404)	(38,597)	(113,560)	(77,914)
Interest income and other income/(expense), net	2,536	2,421	4,593	5,121
Income/(loss) before income taxes	12,670	63,622	16,563	69,326
Tax (provision)/benefit, net	(135)	(1,526)	(754)	(1,690)
Net Income/(loss)	12,535	62,096	15,809	67,636
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(807)	(4,291)	(961)	(4,604)
Net (income)/loss attributable to noncontrolling interests	(8)	(34)	(24)	(40)
Net income/(loss) attributable to UDR, Inc.	11,720	57,771	14,824	62,992
Distributions to preferred stockholders - Series E (Convertible)	(1,057)	(1,062)	(2,113)	(2,128)
Net income/(loss) attributable to common stockholders	$ 10,663	$ 56,709	$ 12,711	$ 60,864
Income/(loss) per weighted average common share - basic:	$0.04	$0.19	$0.04	$0.21
Income/(loss) per weighted average common share - diluted:	$0.04	$0.19	$0.04	$0.21
Common distributions declared per share	$0.3625	$0.3600	$0.7250	$0.7200
Weighted average number of common shares outstanding - basic	296,589	294,710	296,564	294,584
Weighted average number of common shares outstanding - diluted	297,542	295,087	297,221	295,083

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended June 30, 2021, UDR collected 95.5% of billed residential revenue and 79.9% of billed retail revenue. Of the 4.5% and 20.1% not collected, UDR reserved (reflected as a reduction to revenues) approximately 0.0% or $0.1 million for residential, including $0 for UDR's share from unconsolidated joint ventures, for residential, and 10.0% or $0.7 million, including straight-line rent receivables and $0.1 million for UDR's share from unconsolidated joint ventures, for retail. The reserves are based on probability of collection.

(3) During the three months ended June 30, 2021, UDR recorded casualty-related recoveries based on probability of receiving insurance proceeds in connection with property damage primarily from Winter Storm Uri.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended June 30,				Six Months Ended June 30,			
		2021		2020		2021		2020
Net income/(loss) attributable to common stockholders	$	10,663	$	56,709	$	12,711	$	60,864
Real estate depreciation and amortization		146,169		155,056		290,257		310,532
Noncontrolling interests		815		4,325		985		4,644
Real estate depreciation and amortization on unconsolidated joint ventures		7,930		8,745		16,135		17,561
Net gain on the sale of unconsolidated depreciable property		-		-		(2,460)		-
Net gain on the sale of depreciable real estate owned, net of tax		-		(61,303)		(50,778)		(61,303)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	165,577	$	163,532	$	266,850	$	332,298
Distributions to preferred stockholders - Series E (Convertible) [2]		1,057		1,062		2,113		2,128
FFO attributable to common stockholders and unitholders, diluted	$	166,634	$	164,594	$	268,963	$	334,426
FFO per weighted average common share and unit, basic	$	0.52	$	0.52	$	0.84	$	1.05
FFO per weighted average common share and unit, diluted	$	0.52	$	0.51	$	0.83	$	1.04
Weighted average number of common shares and OP/DownREIT Units outstanding, basic		319,139		317,096		319,038		316,891
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted		323,010		320,426		322,613		320,372
Impact of adjustments to FFO:								
Debt extinguishment and other associated costs	$	-	$	-	$	41,950	$	-
Debt extinguishment and other associated costs on unconsolidated joint ventures		-		-		1,682		-
Legal and other		590		1,586		1,219		2,344
Realized/unrealized (gain)/loss on unconsolidated real estate technology investments, net of tax		(6,681)		(3,334)		(8,109)		(3,302)
Severance costs and other restructuring expense		140		-		608		1,642
Casualty-related charges/(recoveries), net		(2,292)		249		3,285		1,648
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		-		-		-		31
	$	(8,243)	$	(1,499)	$	40,635	$	2,363
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	158,391	$	163,095	$	309,598	$	336,789
FFO as Adjusted per weighted average common share and unit, diluted	$	0.49	$	0.51	$	0.96	$	1.05
Recurring capital expenditures		(15,829)		(12,504)		(25,583)		(21,713)
AFFO attributable to common stockholders and unitholders, diluted	$	142,562	$	150,591	$	284,015	$	315,076
AFFO per weighted average common share and unit, diluted	$	0.44	$	0.47	$	0.88	$	0.98

(1) See Attachment 16 for definitions and other terms.
(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and six months ended June 30, 2021 and June 30, 2020. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts		June 30, 2021		December 31, 2020
ASSETS				
Real estate owned:				
Real estate held for investment	$	13,325,599	$	12,706,940
Less: accumulated depreciation		(4,871,124)		(4,590,577)
Real estate held for investment, net		8,454,475		8,116,363
Real estate under development				
(net of accumulated depreciation of $382 and $1,010)		286,543		246,867
Real estate held for disposition				
(net of accumulated depreciation of $0 and $13,779)		-		102,876
Total real estate owned, net of accumulated depreciation		8,741,018		8,466,106
Cash and cash equivalents		3,370		1,409
Restricted cash		32,700		22,762
Notes receivable, net		139,047		157,992
Investment in and advances to unconsolidated joint ventures, net		619,172		600,233
Operating lease right-of-use assets		199,206		200,913
Other assets		184,758		188,118
Total assets	$	9,919,271	$	9,637,533
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,059,913	$	862,147
Unsecured debt		4,392,194		4,114,401
Operating lease liabilities		194,058		195,592
Real estate taxes payable		34,146		29,946
Accrued interest payable		43,536		44,760
Security deposits and prepaid rent		49,882		49,008
Distributions payable		116,688		115,795
Accounts payable, accrued expenses, and other liabilities		119,405		110,999
Total liabilities		6,009,822		5,522,648
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,104,276		856,294
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,695,363 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,695,363 shares at December 31, 2020)		44,764		44,764
14,357,914 shares of Series F outstanding (14,440,519 shares				
at December 31, 2020)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
296,848,024 shares issued and outstanding (296,611,579 shares at December 31, 2020)		2,968		2,966
Additional paid-in capital		5,887,838		5,881,383
Distributions in excess of net income		(3,143,000)		(2,685,770)
Accumulated other comprehensive income/(loss), net		(8,301)		(9,144)
Total stockholders' equity		2,784,270		3,234,200
Noncontrolling interests		20,903		24,391
Total equity		2,805,173		3,258,591
Total liabilities and equity	$	9,919,271	$	9,637,533

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	June 30, 2021	December 31, 2020
Common shares	296,595,798	296,374,227
Restricted shares	252,226	237,352
Total common shares	296,848,024	296,611,579
Restricted unit and common stock equivalents	1,502,072	344,128
Operating and DownREIT Partnership units	20,793,774	20,530,251
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	323,813,668	322,155,756

Weighted Average Number of Shares Outstanding	2Q 2021	2Q 2020
Weighted average number of common shares and OP/DownREIT units outstanding - basic	319,139,344	317,096,319
Weighted average number of OP/DownREIT units outstanding	(22,550,050)	(22,386,642)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	296,589,294	294,709,677
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	323,009,780	320,425,840
Weighted average number of OP/DownREIT units outstanding	(22,550,050)	(22,386,642)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,952,768)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	297,541,603	295,086,430

	Year-to-Date 2021	Year-to-Date 2020
Weighted average number of common shares and OP/DownREIT units outstanding - basic	319,037,595	316,890,705
Weighted average number of OP/DownREIT units outstanding	(22,474,470)	(22,307,263)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	296,563,125	294,583,442
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	322,612,952	320,371,665
Weighted average number of OP/DownREIT units outstanding	(22,474,470)	(22,307,263)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,981,806)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	297,220,355	295,082,596

(1) See Attachment 16 for definitions and other terms.
(2) At June 30, 2021 and December 31, 2020 there were 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and six months ended June 30, 2021 and June 30, 2020.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,007,317	18.5%	3.42%	6.9
	Floating	27,000	0.5%	0.73%	10.7
	Combined	1,034,317	19.0%	3.35%	7.0
Unsecured	Fixed	3,880,644 [3]	71.2%	2.87%	8.7
	Floating	532,318	9.8%	0.33%	0.2
	Combined	4,412,962	81.0%	2.57%	7.6
Total Debt	Fixed	4,887,961	89.7%	2.98%	8.3
	Floating	559,318	10.3%	0.35%	0.7
	Combined	5,447,279	100.0%	2.71%	7.5
	Total Non-Cash Adjustments [4]	4,828			
	Total per Balance Sheet	$ 5,452,107		2.71%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2021	$ 555	$ -	$ 470,000	$ 470,555	8.6%	0.25%
2022	1,140	-	27,318	28,458	0.5%	1.04%
2023	1,242	350,000	-	351,242	6.4%	1.07%
2024	96,747	15,644	-	112,391	2.1%	4.00%
2025	174,793	-	-	174,793	3.2%	3.69%
2026	52,744	300,000	-	352,744	6.5%	2.95%
2027	2,860	300,000	-	302,860	5.6%	4.03%
2028	162,310	300,000	-	462,310	8.5%	3.72%
2029	191,986	300,000	-	491,986	9.0%	3.94%
2030	162,010	600,000	-	762,010	14.0%	3.32%
Thereafter	187,930	1,750,000	-	1,937,930	35.6%	2.44%
	1,034,317	3,915,644	497,318	5,447,279	100.0%	2.71%
Total Non-Cash Adjustments [4]	25,596	(20,768)	-	4,828		
Total per Balance Sheet	$ 1,059,913	$ 3,894,876	$ 497,318	$ 5,452,107		2.71%

(1) See Attachment 16 for definitions and other terms.

(2) The 2021 maturity reflects the $470.0 million of principal outstanding at an interest rate of 0.25%, the equivalent of LIBOR plus a spread of 16 basis points, on the Company's unsecured commercial paper program as of June 30, 2021. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.7 years without extensions and 7.8 years with extensions. In July 2021, the maximum aggregate capacity was increased to $700.0 million.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.07% until July 2022.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.1 billion line of credit at June 30, 2021. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There was $27.3 million outstanding on our $75.0 million working capital credit facility at June 30, 2021. The facility has a maturity date of January 2022. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended June 30, 2021
Net income/(loss)	$	12,535
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		35,404
Real estate depreciation and amortization		146,169
Other depreciation and amortization		2,602
Tax provision/(benefit), net		135
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		11,647
EBITDAre	$	208,492
Casualty-related charges/(recoveries), net		(2,292)
Legal and other costs		590
Severance costs and other restructuring expense		140
(Income)/loss from unconsolidated entities		(9,751)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(11,647)
Management fee expense on unconsolidated joint ventures		(503)
Consolidated EBITDAre - adjusted for non-recurring items	$	185,029
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	740,116
Interest expense, including debt extinguishment and other associated costs		35,404
Capitalized interest expense		2,235
Total interest	$	37,639
Preferred dividends	$	1,057
Total debt	$	5,452,107
Cash		(3,370)
Net debt	$	5,448,737
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.9x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**7.4x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	40.7% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.5x	Yes
Maximum Secured Debt Ratio	≤40.0%	11.7%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	279.3%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	36.9% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.4x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.2%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	283.7%	Yes

Securities Ratings

	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	2Q 2021 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	42,868	$ 182,238	87.3%	$ 11,902,207	87.4%
Encumbered assets	7,545	26,398	12.7%	1,710,317	12.6%
	50,413	$ 208,636	100.0%	$ 13,612,524	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended June 30, 2021	Quarter Ended March 31, 2021	Quarter Ended December 31, 2020	Quarter Ended September 30, 2020	Quarter Ended June 30, 2020
Revenues						
Same-Store Communities	45,974	$ 285,948	$ 280,966	$ 280,139	$ 281,410	$ 288,981
Stabilized, Non-Mature Communities	2,024	12,963	11,977	7,662	5,711	7,287
Acquired Communities	2,049	3,971	-	-	-	-
Development Communities	366	1,304	847	539	244	58
Non-Residential / Other [2]	-	4,930	5,007	10,498	17,057	4,065
Total	50,413	$ 309,116	$ 298,797	$ 298,838	$ 304,422	$ 300,391
Expenses						
Same-Store Communities		$ 89,259	$ 89,359	$ 88,203	$ 91,013	$ 85,952
Stabilized, Non-Mature Communities		5,790	5,663	4,214	3,559	2,844
Acquired Communities		1,677	-	-	-	-
Development Communities		710	462	215	248	123
Non-Residential / Other [2]		3,044	2,878	2,447	1,207	2,948
Total [3]		$ 100,480	$ 98,362	$ 95,079	$ 96,027	$ 91,867
Net Operating Income						
Same-Store Communities		$ 196,689	$ 191,607	$ 191,936	$ 190,397	$ 203,029
Stabilized, Non-Mature Communities		7,173	6,314	3,448	2,152	4,443
Acquired Communities		2,294	-	-	-	-
Development Communities		594	385	324	(4)	(65)
Non-Residential / Other [2]		1,886	2,129	8,051	15,850	1,117
Total		$ 208,636	$ 200,435	$ 203,759	$ 208,395	$ 208,524
Operating Margin						
Same-Store Communities		68.8%	68.2%	68.5%	67.7%	70.3%
Weighted Average Physical Occupancy						
Same-Store Communities		97.2%	96.4%	96.1%	95.5%	96.1%
Stabilized, Non-Mature Communities		96.7%	94.0%	92.9%	81.2%	89.4%
Acquired Communities		96.4%	-	-	-	-
Development Communities		85.7%	75.1%	81.6%	79.6%	44.5%
Other [4]		-	96.5%	93.3%	92.9%	94.0%
Total		97.1%	95.6%	95.9%	95.3%	96.0%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ 1,029	$ 2,338	$ 4,423	$ 5,591
Expenses [3]		-	406	1,245	1,686	1,862
Net Operating Income/(Loss)		$ -	$ 623	$ 1,093	$ 2,737	$ 3,729
Total	50,413	$ 208,636	$ 201,058	$ 204,852	$ 211,132	$ 212,253

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) (1)

Year-Over-Year Comparison	% of 2Q 2021 SS Operating Expenses	2Q 2021	2Q 2020	% Change
Personnel	15.0%	$ 13,415	$ 15,764	-14.9%
Utilities	13.0%	11,631	11,208	3.8%
Repair and maintenance	17.4%	15,566	13,143	18.4%
Administrative and marketing	6.6%	5,901	5,494	7.4%
Controllable expenses	52.0%	46,513	45,609	2.0%
Real estate taxes (2)	43.0%	$ 38,249	$ 36,670	4.3%
Insurance	5.0%	4,497	3,673	22.4%
Same-Store operating expenses (2)	100.0%	$ 89,259	$ 85,952	3.8%
Same-Store Homes		45,974		

Sequential Comparison	% of 2Q 2021 SS Operating Expenses	2Q 2021	1Q 2021	% Change
Personnel	15.0%	$ 13,415	$ 13,990	-4.1%
Utilities	13.0%	11,631	12,139	-4.2%
Repair and maintenance	17.4%	15,566	14,817	5.1%
Administrative and marketing	6.6%	5,901	6,322	-6.7%
Controllable expenses	52.0%	46,513	47,268	-1.6%
Real estate taxes (2)	43.0%	$ 38,249	$ 37,603	1.7%
Insurance	5.0%	4,497	4,488	0.2%
Same-Store operating expenses (2)	100.0%	$ 89,259	$ 89,359	-0.1%
Same-Store Homes		45,974		

Year-to-Date Comparison	% of YTD 2021 SS Operating Expenses	YTD 2021	YTD 2020	% Change
Personnel	15.4%	$ 27,043	$ 30,887	-12.4%
Utilities	13.3%	23,451	22,823	2.8%
Repair and maintenance	16.9%	29,812	25,325	17.7%
Administrative and marketing	6.8%	11,901	11,349	4.9%
Controllable expenses	52.4%	92,207	90,384	2.0%
Real estate taxes (2)	42.5%	$ 74,930	$ 72,413	3.5%
Insurance	5.1%	8,924	7,124	25.3%
Same-Store operating expenses (2)	100.0%	$ 176,061	$ 169,921	3.6%
Same-Store Homes		45,404		

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year, sequential and year-to-date comparisons presented above include $347 thousand, $0 and $694 thousand, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
June 30, 2021
(Unaudited) (1)

	Total Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes (4)	Total Homes (incl. JV) (4)
		Stabilized (2)	Non-Stabil. / Other (3)			
West Region						
Orange County, CA	4,950	-	-	4,950	381	5,331
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,725	-	-	2,725	-	2,725
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Los Angeles, CA	1,225	-	-	1,225	340	1,565
	13,216	**-**	**-**	**13,216**	**1,323**	**14,539**
Mid-Atlantic Region						
Metropolitan DC	8,003	400	468	8,871	-	8,871
Baltimore, MD	1,597	-	-	1,597	-	1,597
Richmond, VA	1,359	-	-	1,359	-	1,359
	10,959	**400**	**468**	**11,827**	**-**	**11,827**
Northeast Region						
Boston, MA	4,139	459	-	4,598	250	4,848
New York, NY	1,825	493	-	2,318	710	3,028
	5,964	**952**	**-**	**6,916**	**960**	**7,876**
Southeast Region						
Tampa, FL	3,202	672	-	3,874	-	3,874
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
	7,962	**672**	**-**	**8,634**	**-**	**8,634**
Southwest Region						
Dallas, TX	3,865	-	1,947	5,812	-	5,812
Austin, TX	1,272	-	-	1,272	-	1,272
	5,137	**-**	**1,947**	**7,084**	**-**	**7,084**
Other Markets (5)	**2,736**	**-**	**-**	**2,736**	**554**	**3,290**
Totals	**45,974**	**2,024**	**2,415**	**50,413**	**2,837**	**53,250**
Communities (6)	**144**	**5**	**4**	**153**	**13**	**166**

	Homes	Communities
Total completed homes	**53,250**	**166**
Under Development (7)	1,417	5
Total Quarter-end homes and communities	**54,667**	**171**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (313 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
June 30, 2021
(Unaudited) [1]

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Market	Same-Store Quarter [2]
10 Hanover Square	Stabilized, Non-Mature	493	New York, NY	1Q22
Garrison Square	Stabilized, Non-Mature	159	Boston, MA	1Q22
Andover Place at Cross Creek	Stabilized, Non-Mature	672	Tampa, FL	1Q22
Station on Silver	Stabilized, Non-Mature	400	Metropolitan DC	1Q22
Union Place	Stabilized, Non-Mature	300	Boston, MA	2Q22
Vitruvian West Phase 2	Development	366	Dallas, TX	3Q22
The Canal	Acquired	636	Dallas, TX	3Q22
Cool Springs at Frisco Bridges	Acquired	945	Dallas, TX	3Q22
Seneca Place	Acquired	468	Metropolitan DC	3Q22
Total		**4,439**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at March 31, 2021		2,294	300	-	366	2,960
The Slade at Channelside	Tampa, FL	(294)	-	-	-	(294)
The Arbory	Portland, OR	(276)	-	-	-	(276)
Union Place	Boston, MA	300	(300)	-	-	-
The Canal	Dallas, TX	-	636	-	-	636
Cool Springs at Frisco Bridges	Dallas, TX	-	945	-	-	945
Seneca Place	Metropolitan DC	-	468	-	-	468
Non-Mature Homes at June 30, 2021		**2,024**	**2,049**	**-**	**366**	**4,439**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
June 30, 2021
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV at share) [4] |
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,531	$ -	$ -	$ 2,531	$ 2,336	$ 2,523
San Francisco, CA	2,972	-	-	2,972	3,678	3,043
Seattle, WA	2,295	-	-	2,295	-	2,295
Monterey Peninsula, CA	1,957	-	-	1,957	-	1,957
Los Angeles, CA	2,526	-	-	2,526	3,735	2,670
Mid-Atlantic Region						
Metropolitan DC	2,136	1,901	1,374	2,085	-	2,085
Baltimore, MD	1,634	-	-	1,634	-	1,634
Richmond, VA	1,518	-	-	1,518	-	1,518
Northeast Region						
Boston, MA	2,626	2,604	-	2,624	2,249	2,614
New York, NY	3,645	3,246	-	3,560	4,097	3,630
Southeast Region						
Tampa, FL	1,665	1,369	-	1,614	-	1,614
Orlando, FL	1,465	-	-	1,465	-	1,465
Nashville, TN	1,421	-	-	1,421	-	1,421
Southwest Region						
Dallas, TX	1,509	-	1,289	1,437	-	1,437
Austin, TX	1,596	-	-	1,596	-	1,596
Other Markets	2,080	-	-	2,080	2,995	2,164
Weighted Average	$ 2,133	$ 2,208	$ 1,306	$ 2,097	$ 3,345	$ 2,131

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



UDR, Inc.
Net Operating Income Breakout By Market
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region	
West:	34.3%
Mid-Atlantic:	21.0%
Northeast:	18.9%
Southeast:	11.8%
Southwest:	7.8%
(2) Other Markets:	6.2%

Three Months Ended June 30, 2021

	Same-Store	Non Same-Store [3]	UDR's Share of JVs [3][4]	Total
Net Operating Income	$ 196,689	$ 11,947	$ 7,936	$ 216,572
% of Net Operating Income	90.8%	5.5%	3.7%	100.0%

Three Months Ended June 30, 2021

	As a % of NOI			As a % of NOI	
Region	**Same-Store**	**Total**	**Region**	**Same-Store**	**Total**
West Region			**Southeast Region**		
Orange County, CA	14.4%	13.4%	Tampa, FL	5.1%	5.3%
San Francisco, CA	8.2%	8.2%	Orlando, FL	3.8%	3.5%
Seattle, WA	6.5%	6.3%	Nashville, TN	3.3%	3.0%
Monterey Penninsula, CA	3.6%	3.2%		**12.2%**	**11.8%**
Los Angeles, CA	3.1%	3.2%			
	35.8%	**34.3%**	**Southwest Region**		
			Dallas, TX	5.3%	6.1%
Mid-Atlantic Region			Austin, TX	1.8%	1.7%
Metropolitan DC	17.2%	16.5%		**7.1%**	**7.8%**
Baltimore, MD	2.7%	2.4%			
Richmond, VA	2.3%	2.1%	**Other Markets** [2]	**6.0%**	**6.2%**
	22.2%	**21.0%**			
Northeast Region					
Boston, MA	11.7%	12.0%			
New York, NY	5.0%	6.9%			
	16.7%	**18.9%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Other Markets are included in the map within their actual geography. See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.
(3) Excludes results from Sold and Held for Disposition Communities.
(4) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
June 30, 2021
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 2Q 2021 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			2Q 21	2Q 20	Change	2Q 21	2Q 20	Change
West Region								
Orange County, CA	4,950	14.4%	97.8%	96.0%	1.8%	$ 2,531	$ 2,513	0.7%
San Francisco, CA	2,751	8.2%	95.5%	92.9%	2.6%	2,972	3,647	-18.5%
Seattle, WA	2,725	6.5%	97.4%	96.6%	0.8%	2,295	2,463	-6.8%
Monterey Peninsula, CA	1,565	3.6%	97.3%	96.8%	0.5%	1,957	1,918	2.0%
Los Angeles, CA	1,225	3.1%	95.9%	95.8%	0.1%	2,526	2,793	-9.6%
	13,216	**35.8%**	**97.0%**	**95.6%**	**1.4%**	**2,504**	**2,687**	**-6.8%**
Mid-Atlantic Region								
Metropolitan DC	8,003	17.2%	96.7%	96.6%	0.1%	2,136	2,141	-0.2%
Baltimore, MD	1,597	2.7%	98.2%	97.2%	1.0%	1,634	1,611	1.4%
Richmond, VA	1,359	2.3%	98.4%	97.4%	1.0%	1,518	1,414	7.4%
	10,959	**22.2%**	**97.1%**	**96.8%**	**0.3%**	**1,984**	**1,973**	**0.6%**
Northeast Region								
Boston, MA	4,139	11.7%	96.8%	94.4%	2.4%	2,626	2,691	-2.4%
New York, NY	1,825	5.0%	96.7%	93.1%	3.6%	3,645	4,121	-11.6%
	5,964	**16.7%**	**96.8%**	**94.0%**	**2.8%**	**2,938**	**3,124**	**-6.0%**
Southeast Region								
Tampa, FL	3,202	5.1%	97.9%	96.8%	1.1%	1,665	1,558	6.9%
Orlando, FL	2,500	3.8%	97.7%	97.2%	0.5%	1,465	1,398	4.8%
Nashville, TN	2,260	3.3%	97.7%	97.9%	-0.2%	1,421	1,362	4.3%
	7,962	**12.2%**	**97.7%**	**97.2%**	**0.5%**	**1,535**	**1,452**	**5.7%**
Southwest Region								
Dallas, TX	3,865	5.3%	96.7%	96.6%	0.1%	1,509	1,480	2.0%
Austin, TX	1,272	1.8%	98.6%	97.8%	0.8%	1,596	1,522	4.9%
	5,137	**7.1%**	**97.1%**	**96.9%**	**0.2%**	**1,532**	**1,490**	**2.8%**
Other Markets	**2,736**	**6.0%**	**97.8%**	**96.2%**	**1.6%**	**2,080**	**2,014**	**3.3%**
Total/Weighted Avg.	**45,974**	**100.0%**	**97.2%**	**96.1%**	**1.1%**	**$ 2,133**	**$ 2,180**	**-2.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
June 30, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		2Q 21	2Q 20	Change	2Q 21	2Q 20	Change	2Q 21	2Q 20	Change
West Region										
Orange County, CA	4,950	$ 36,755	$ 35,826	2.6%	$ 8,459	$ 8,308	1.8%	$ 28,296	$ 27,518	2.8%
San Francisco, CA	2,751	23,423	27,962	-16.2%	7,339	7,041	4.2%	16,084	20,921	-23.1%
Seattle, WA	2,725	18,276	19,450	-6.0%	5,514	5,230	5.4%	12,762	14,220	-10.3%
Monterey Peninsula, CA	1,565	8,940	8,718	2.5%	1,935	1,854	4.4%	7,005	6,864	2.1%
Los Angeles, CA	1,225	8,902	9,833	-9.5%	2,780	2,755	0.9%	6,122	7,078	-13.5%
	13,216	96,296	101,789	-5.4%	26,027	25,188	3.3%	70,269	76,601	-8.3%
Mid-Atlantic Region										
Metropolitan DC	8,003	49,584	49,659	-0.2%	15,703	15,056	4.3%	33,881	34,603	-2.1%
Baltimore, MD	1,597	7,688	7,501	2.5%	2,420	2,317	4.4%	5,268	5,184	1.6%
Richmond, VA	1,359	6,090	5,612	8.5%	1,506	1,470	2.4%	4,584	4,142	10.7%
	10,959	63,362	62,772	0.9%	19,629	18,843	4.2%	43,733	43,929	-0.4%
Northeast Region										
Boston, MA	4,139	31,566	31,544	0.1%	8,623	8,124	6.1%	22,943	23,420	-2.0%
New York, NY	1,825	19,297	21,007	-8.1%	9,401	8,590	9.4%	9,896	12,417	-20.3%
	5,964	50,863	52,551	-3.2%	18,024	16,714	7.8%	32,839	35,837	-8.4%
Southeast Region										
Tampa, FL	3,202	15,659	14,485	8.1%	5,683	5,502	3.3%	9,976	8,983	11.1%
Orlando, FL	2,500	10,733	10,189	5.3%	3,172	3,049	4.0%	7,561	7,140	5.9%
Nashville, TN	2,260	9,415	9,039	4.2%	2,884	2,810	2.7%	6,531	6,229	4.8%
	7,962	35,807	33,713	6.2%	11,739	11,361	3.3%	24,068	22,352	7.7%
Southwest Region										
Dallas, TX	3,865	16,916	16,568	2.1%	6,523	6,716	-2.9%	10,393	9,852	5.5%
Austin, TX	1,272	6,006	5,682	5.7%	2,403	2,332	3.0%	3,603	3,350	7.6%
	5,137	22,922	22,250	3.0%	8,926	9,048	-1.4%	13,996	13,202	6.0%
Other Markets	2,736	16,698	15,906	5.0%	4,914	4,798	2.4%	11,784	11,108	6.1%
Total [2][3]	45,974	$ 285,948	$ 288,981	-1.0%	$ 89,259	$ 85,952	3.8%	$ 196,689	$ 203,029	-3.1%

(1) See Attachment 16 for definitions and other terms.

(2) 2Q 21 includes an incremental reserve (reflected as a reduction to revenues) of approximately $0.2 million or 0.1% of billed residential revenue on our Same-Store Communities. The reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI decreased year-over-year by 1.8% and 4.1%, respectively. See Attachment 16(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2021
(Unaudited) (1)

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		2Q 21	1Q 21	Change	2Q 21	1Q 21	Change
West Region							
Orange County, CA	4,950	97.8%	97.1%	0.7%	$ 2,531	$ 2,463	2.8%
San Francisco, CA	2,751	95.5%	92.8%	2.7%	2,972	3,088	-3.8%
Seattle, WA	2,725	97.4%	96.3%	1.1%	2,295	2,324	-1.2%
Monterey Peninsula, CA	1,565	97.3%	96.4%	0.9%	1,957	1,928	1.5%
Los Angeles, CA	1,225	95.9%	95.0%	0.9%	2,526	2,547	-0.8%
	13,216	**97.0%**	**95.8%**	**1.2%**	**2,504**	**2,504**	**0.0%**
Mid-Atlantic Region							
Metropolitan DC	8,003	96.7%	95.9%	0.8%	2,136	2,090	2.2%
Baltimore, MD	1,597	98.2%	98.4%	-0.2%	1,634	1,624	0.6%
Richmond, VA	1,359	98.4%	98.5%	-0.1%	1,518	1,452	4.5%
	10,959	**97.1%**	**96.6%**	**0.5%**	**1,984**	**1,940**	**2.3%**
Northeast Region							
Boston, MA	4,139	96.8%	95.9%	0.9%	2,626	2,623	0.1%
New York, NY	1,825	96.7%	94.6%	2.1%	3,645	3,833	-4.9%
	5,964	**96.8%**	**95.5%**	**1.3%**	**2,938**	**2,990**	**-1.7%**
Southeast Region							
Tampa, FL	3,202	97.9%	97.1%	0.8%	1,665	1,629	2.2%
Orlando, FL	2,500	97.7%	96.8%	0.9%	1,465	1,426	2.7%
Nashville, TN	2,260	97.7%	97.7%	0.0%	1,421	1,386	2.5%
	7,962	**97.7%**	**97.2%**	**0.5%**	**1,535**	**1,496**	**2.6%**
Southwest Region							
Dallas, TX	3,865	96.7%	96.7%	0.0%	1,509	1,480	2.0%
Austin, TX	1,272	98.6%	97.3%	1.3%	1,596	1,533	4.1%
	5,137	**97.1%**	**96.9%**	**0.2%**	**1,532**	**1,492**	**2.7%**
Other Markets	**2,736**	**97.8%**	**97.2%**	**0.6%**	**2,080**	**2,026**	**2.7%**
Total/Weighted Avg.	**45,974**	**97.2%**	**96.4%**	**0.8%**	**$ 2,133**	**$ 2,113**	**0.9%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2021
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		2Q 21	1Q 21	Change	2Q 21	1Q 21	Change	2Q 21	1Q 21	Change
West Region										
Orange County, CA	4,950	$ 36,755	$ 35,511	3.5%	$ 8,459	$ 8,252	2.5%	$ 28,296	$ 27,259	3.8%
San Francisco, CA	2,751	23,423	23,652	-1.0%	7,339	7,365	-0.4%	16,084	16,287	-1.2%
Seattle, WA	2,725	18,276	18,296	-0.1%	5,514	5,639	-2.2%	12,762	12,657	0.8%
Monterey Peninsula, CA	1,565	8,940	8,728	2.4%	1,935	2,006	-3.5%	7,005	6,722	4.2%
Los Angeles, CA	1,225	8,902	8,891	0.1%	2,780	2,729	1.9%	6,122	6,162	-0.7%
	13,216	96,296	95,078	1.3%	26,027	25,991	0.1%	70,269	69,087	1.7%
Mid-Atlantic Region										
Metropolitan DC	8,003	49,584	48,132	3.0%	15,703	15,230	3.1%	33,881	32,902	3.0%
Baltimore, MD	1,597	7,688	7,655	0.4%	2,420	2,461	-1.7%	5,268	5,194	1.4%
Richmond, VA	1,359	6,090	5,832	4.4%	1,506	1,526	-1.3%	4,584	4,306	6.5%
	10,959	63,362	61,619	2.8%	19,629	19,217	2.1%	43,733	42,402	3.1%
Northeast Region										
Boston, MA	4,139	31,566	31,234	1.1%	8,623	9,166	-5.9%	22,943	22,068	4.0%
New York, NY	1,825	19,297	19,853	-2.8%	9,401	9,893	-5.0%	9,896	9,960	-0.6%
	5,964	50,863	51,087	-0.4%	18,024	19,059	-5.4%	32,839	32,028	2.5%
Southeast Region										
Tampa, FL	3,202	15,659	15,190	3.1%	5,683	5,538	2.6%	9,976	9,652	3.4%
Orlando, FL	2,500	10,733	10,354	3.7%	3,172	3,174	-0.1%	7,561	7,180	5.3%
Nashville, TN	2,260	9,415	9,182	2.5%	2,884	2,920	-1.2%	6,531	6,262	4.3%
	7,962	35,807	34,726	3.1%	11,739	11,632	0.9%	24,068	23,094	4.2%
Southwest Region										
Dallas, TX	3,865	16,916	16,593	1.9%	6,523	6,382	2.2%	10,393	10,211	1.8%
Austin, TX	1,272	6,006	5,693	5.5%	2,403	2,325	3.3%	3,603	3,368	7.0%
	5,137	22,922	22,286	2.9%	8,926	8,707	2.5%	13,996	13,579	3.1%
Other Markets	2,736	16,698	16,170	3.3%	4,914	4,753	3.4%	11,784	11,417	3.2%
Total [2][3]	45,974	$ 285,948	$ 280,966	1.8%	$ 89,259	$ 89,359	-0.1%	$ 196,689	$ 191,607	2.7%

(1) See Attachment 16 for definitions and other terms.
(2) 2Q21 and 1Q21 include incremental reserves (reflected as a reduction to revenues) of approximately $0.2 million and $4.5 million or 0.1% and 1.6%, respectively, of billed residential revenue on our Same-Store Communities. The reserves are based on probability of collection.
(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased quarter-over-quarter by 1.8% and 2.7%, respectively. See Attachment 16(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2021
(Unaudited) (1)

| | Total Same-Store Homes | % of Same-Store Portfolio Based on YTD 2021 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			YTD 21	YTD 20	Change	YTD 21	YTD 20	Change
West Region								
Orange County, CA	4,950	14.5%	**97.5%**	96.6%	0.9%	$ **2,496**	$ 2,533	-1.5%
San Francisco, CA	2,751	8.4%	**94.2%**	94.7%	-0.5%	**3,028**	3,701	-18.2%
Seattle, WA	2,725	6.6%	**96.9%**	97.1%	-0.2%	**2,308**	2,505	-7.9%
Monterey Peninsula, CA	1,565	3.6%	**96.8%**	96.3%	0.5%	**1,944**	1,937	0.4%
Los Angeles, CA	1,225	3.2%	**95.5%**	96.4%	-0.9%	**2,535**	2,867	-11.6%
	13,216	**36.3%**	**96.4%**	**96.3%**	**0.1%**	**2,503**	**2,727**	**-8.2%**
Mid-Atlantic Region								
Metropolitan DC	8,003	17.4%	**96.3%**	96.9%	-0.6%	**2,113**	2,167	-2.5%
Baltimore, MD	1,597	2.7%	**98.3%**	96.6%	1.7%	**1,629**	1,623	0.4%
Richmond, VA	1,359	2.3%	**98.4%**	97.3%	1.1%	**1,486**	1,410	5.4%
	10,959	**22.4%**	**96.9%**	**96.9%**	**0.0%**	**1,962**	**1,994**	**-1.6%**
Northeast Region								
Boston, MA	4,139	11.7%	**96.3%**	95.1%	1.2%	**2,626**	2,750	-4.5%
New York, NY	1,825	5.2%	**95.6%**	95.6%	0.0%	**3,740**	4,220	-11.4%
	5,964	**16.9%**	**96.1%**	**95.3%**	**0.8%**	**2,965**	**3,201**	**-7.4%**
Southeast Region								
Tampa, FL	2,908	4.6%	**97.7%**	96.8%	0.9%	**1,601**	1,530	4.6%
Orlando, FL	2,500	3.8%	**97.2%**	96.6%	0.6%	**1,446**	1,409	2.6%
Nashville, TN	2,260	3.3%	**97.7%**	97.8%	-0.1%	**1,404**	1,361	3.2%
	7,668	**11.7%**	**97.5%**	**97.0%**	**0.5%**	**1,492**	**1,441**	**3.6%**
Southwest Region								
Dallas, TX	3,865	5.4%	**96.7%**	96.8%	-0.1%	**1,494**	1,494	0.0%
Austin, TX	1,272	1.8%	**97.9%**	97.7%	0.2%	**1,566**	1,536	2.0%
	5,137	**7.2%**	**97.0%**	**97.0%**	**0.0%**	**1,512**	**1,504**	**0.5%**
Other Markets	**2,460**	**5.5%**	**97.6%**	**96.2%**	**1.4%**	**2,082**	**2,059**	**1.1%**
Total/Weighted Avg.	**45,404**	**100.0%**	**96.8%**	**96.5%**	**0.3%**	$ **2,125**	$ **2,217**	**-4.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2021
(Unaudited) (1)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		YTD 21	YTD 20	Change	YTD 21	YTD 20	Change	YTD 21	YTD 20	Change
West Region										
Orange County, CA	4,950	$ 72,266	$ 72,675	-0.6%	$ 16,711	$ 16,908	-1.2%	$ 55,555	$ 55,767	-0.4%
San Francisco, CA	2,751	47,075	57,853	-18.6%	14,704	14,332	2.6%	32,371	43,521	-25.6%
Seattle, WA	2,725	36,572	39,774	-8.1%	11,153	10,499	6.2%	25,419	29,275	-13.2%
Monterey Peninsula, CA	1,565	17,668	17,513	0.9%	3,941	3,797	3.8%	13,727	13,716	0.1%
Los Angeles, CA	1,225	17,793	20,311	-12.4%	5,509	5,569	-1.1%	12,284	14,742	-16.7%
	13,216	191,374	208,126	-8.0%	52,018	51,105	1.8%	139,356	157,021	-11.2%
Mid-Atlantic Region										
Metropolitan DC	8,003	97,716	100,809	-3.1%	30,933	30,334	2.0%	66,783	70,475	-5.2%
Baltimore, MD	1,597	15,343	15,022	2.1%	4,881	4,568	6.9%	10,462	10,454	0.1%
Richmond, VA	1,359	11,922	11,178	6.7%	3,032	2,862	5.9%	8,890	8,316	6.9%
	10,959	124,981	127,009	-1.6%	38,846	37,764	2.9%	86,135	89,245	-3.5%
Northeast Region										
Boston, MA	4,139	62,800	64,958	-3.3%	17,789	17,012	4.6%	45,011	47,946	-6.1%
New York, NY	1,825	39,150	44,180	-11.4%	19,294	17,271	11.7%	19,856	26,909	-26.2%
	5,964	101,950	109,138	-6.6%	37,083	34,283	8.2%	64,867	74,855	-13.3%
Southeast Region										
Tampa, FL	2,908	27,285	25,845	5.6%	9,514	9,096	4.6%	17,771	16,749	6.1%
Orlando, FL	2,500	21,087	20,413	3.3%	6,346	5,984	6.0%	14,741	14,429	2.2%
Nashville, TN	2,260	18,597	18,045	3.1%	5,804	5,190	11.8%	12,793	12,855	-0.5%
	7,668	66,969	64,303	4.1%	21,664	20,270	6.9%	45,305	44,033	2.9%
Southwest Region										
Dallas, TX	3,865	33,509	33,533	-0.1%	12,905	13,197	-2.2%	20,604	20,336	1.3%
Austin, TX	1,272	11,699	11,454	2.1%	4,728	4,596	2.9%	6,971	6,858	1.6%
	5,137	45,208	44,987	0.5%	17,633	17,793	-0.9%	27,575	27,194	1.4%
Other Markets	2,460	29,987	29,242	2.5%	8,817	8,706	1.3%	21,170	20,536	3.1%
Total (2)(3)	45,404	$ 560,469	$ 582,805	-3.8%	$ 176,061	$ 169,921	3.6%	$ 384,408	$ 412,884	-6.9%

(1) See Attachment 16 for definitions and other terms.

(2) YTD 21 includes an incremental reserve (reflected as a reduction to revenues) of approximately $4.6 million or 0.8%, of billed residential revenue on our Same-Store Communities. The reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI decreased year-over-year by 4.3% and 7.6%, respectively. See Attachment 16(C) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
June 30, 2021
(Unaudited) [1]

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover			
	2Q 2021	2Q 2021	2Q 2021	2Q 2021	2Q 2020	YTD 2021	YTD 2020
West Region							
Orange County, CA	3.4%	2.7%	4.2%	43.3%	51.0%	42.7%	46.6%
San Francisco, CA	-10.8%	-15.2%	-2.7%	42.9%	59.6%	42.1%	50.9%
Seattle, WA	1.3%	1.0%	1.7%	50.6%	49.3%	50.8%	48.5%
Monterey Peninsula, CA	6.3%	10.8%	3.5%	28.7%	34.6%	29.5%	36.9%
Los Angeles, CA	-7.6%	-11.0%	2.1%	36.0%	35.4%	38.8%	33.6%
	-1.5%	**-4.0%**	**1.8%**	**43.3%**	**50.4%**	**43.2%**	**46.2%**
Mid-Atlantic Region							
Metropolitan DC	-1.7%	-6.5%	3.7%	47.8%	42.9%	41.5%	35.7%
Baltimore, MD	5.8%	7.8%	3.9%	52.5%	48.5%	42.7%	42.6%
Richmond, VA	9.0%	12.4%	6.4%	53.1%	46.1%	41.8%	45.0%
	0.3%	**-3.2%**	**4.0%**	**49.3%**	**44.2%**	**41.7%**	**38.2%**
Northeast Region							
Boston, MA	1.1%	-0.8%	3.0%	51.7%	55.0%	41.2%	43.2%
New York, NY	-8.5%	-14.5%	-0.5%	46.6%	68.4%	37.7%	45.0%
	-2.4%	**-6.1%**	**1.8%**	**50.3%**	**59.8%**	**40.2%**	**43.8%**
Southeast Region							
Tampa, FL	11.3%	13.9%	8.7%	50.4%	58.5%	49.1%	53.6%
Orlando, FL	5.9%	6.5%	5.1%	52.0%	47.8%	47.5%	46.0%
Nashville, TN	4.3%	3.4%	5.2%	57.1%	45.6%	49.3%	44.3%
	7.8%	**8.8%**	**6.8%**	**52.9%**	**52.1%**	**48.6%**	**48.9%**
Southwest Region							
Dallas, TX	4.2%	2.8%	6.1%	47.4%	47.2%	47.9%	44.0%
Austin, TX	6.3%	6.4%	6.2%	51.1%	44.1%	47.7%	43.5%
	4.8%	**3.7%**	**6.2%**	**48.4%**	**46.5%**	**47.9%**	**43.9%**
Other Markets	**6.9%**	**8.2%**	**5.5%**	**43.0%**	**45.3%**	**40.9%**	**42.2%**
Total/Weighted Avg.	**0.9%**	**-1.4%**	**3.5%**	**47.5%**	**49.2%**	**43.5%**	**43.8%**

2Q 2021 Percentage of Total Repriced Homes		**52.1%**	**47.9%**

(1) See Attachment 16 for definitions and other terms.



Attachment 9

UDR, Inc.
Development Summary
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction											
Cirrus	Denver, CO	292	-	$ 83,154	$ 97,500	$ 334	3Q19	4Q21	1Q22	-	-
5421 at Dublin Station	Dublin, CA	220	-	78,515	117,000	532	4Q19	4Q21	2Q22	-	-
The George Apartments [2]	King of Prussia, PA	200	-	32,837	68,000	340	4Q20	2Q22	3Q22	-	-
Vitruvian West Phase 3	Addison, TX	405	-	28,065	74,000	183	1Q21	2Q22	1Q23	-	-
The MO [3]	Washington, DC	300	-	64,354	145,000	483	3Q20	1Q23	2Q23	-	-
Total Under Construction		**1,417**	**-**	**$ 286,925**	**$ 501,500**	**$ 354**					
Completed Projects, Non-Stabilized											
Vitruvian West Phase 2	Addison, TX	366	366	$ 60,657	$ 64,000	$ 175	1Q19	2Q20	1Q21	99.2%	97.0%
Total Completed, Non-Stabilized		**366**	**366**	**$ 60,657**	**$ 64,000**	**$ 175**					
Total - Wholly Owned		**1,783**	**366**	**$ 347,582**	**$ 565,500**	**$ 317**					

NOI From Wholly-Owned Projects

	2Q 21
Projects Under Construction	$ (71)
Completed, Non-Stabilized	665
Total	**$ 594**

(1) See Attachment 16 for definitions and other terms.
(2) Formerly known as Village at Valley Forge.
(3) Formerly known as 440 Penn Street.



Attachment 10

UDR, Inc.
Redevelopment Summary
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Compl.	Schedule Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total		**-**	**-**	**-**	**$ -**	**$ -**	**$ -**					

Community	Location	# of Homes	Sched. Home Additions	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.
Other Projects									
Eight80 Newport Beach [3]	Newport Beach, CA	30	30	-	$ 1,365	$ 12,100	$ 403	1Q21	2Q22
388 Beale [3]	San Francisco, CA	13	13	-	1,542	6,000	462	2Q21	1Q22
Total		**43**	**43**	**-**	**$ 2,907**	**$ 18,100**	**$ 421**		

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Project consists of unit additions and renovation of related common area amenities. Existing units for this project remain in Same-Store.



Attachment 11

UDR, Inc.
Land Summary
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 44,638
Alameda Point Block 11	Alameda, CA	100%	26,476
Meridian	Tampa, FL	100%	6,705
Total			**$ 77,819**

(1) See Attachment 16 for definitions and other terms.



Attachment 12(A)

UDR, Inc.
Unconsolidated Summary
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 2Q 21	Total Rev. per Occ. Home 2Q 21	Net Operating Income UDR's Share 2Q 21	Net Operating Income UDR's Share YTD 21	Total YTD 21 [2]
UDR / MetLife Operating communities	50%	13	2,837	95.7%	$ 3,345	$ 7,936	$ 16,323	$ 32,488

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife Operating communities	$ 1,701,130	$ 862,102	$ 289,110	3.37%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	2Q 21 vs. 2Q 20 Growth Revenue	2Q 21 vs. 2Q 20 Growth Expense	2Q 21 vs. 2Q 20 Growth NOI	2Q 21 vs. 1Q 21 Growth Revenue	2Q 21 vs. 1Q 21 Growth Expense	2Q 21 vs. 1Q 21 Growth NOI
UDR / MetLife	13	-12.1%	12.8%	-24.7%	-0.9%	6.1%	-5.6%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	YTD 21 vs. YTD 20 Growth Revenue	YTD 21 vs. YTD 20 Growth Expense	YTD 21 vs. YTD 20 Growth NOI
UDR / MetLife	13	-15.2%	6.4%	-25.9%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	UDR Investment [6] Funded	UDR Investment [6] Balance	Income/(Loss) from Investments 2Q 21 [7]
RETV I	$ 18,000	$ 12,780	$ 28,696	$ 6,055
RETV II	18,000	3,600	3,471	163
Total	**$ 36,000**	**$ 16,380**	**$ 32,167**	**$ 6,218**

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended June 30, 2021.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investment in real estate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment.
Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is added back/deducted from FFOA.



Attachment 12(B)

UDR, Inc.
Developer Capital Program
June 30, 2021
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program [2]

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity	Income from Investment 2Q 2021	Upside Participation
Preferred Equity								
1532 Harrison	San Francisco, CA	136	$ 24,645	$ 36,040	11.0%	1.0	$ 963	-
Junction	Santa Monica, CA	66	8,800	12,413	12.0%	1.1	364	-
1200 Broadway	Nashville, TN	313	55,558	59,354	12.25%	1.2	1,727	Variable
1300 Fairmount	Philadelphia, PA	471	51,393	62,075	8.5%	2.1	1,275	Variable
Essex	Orlando, FL	330	12,886	17,085	12.5%	2.1	543	-
Modera Lake Merritt	Oakland, CA	173	27,250	32,334	9.0%	2.8	714	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	21,759	9.0%	3.6	481	Variable
Vernon Boulevard	Queens, NY	534	40,000	45,169	13.0%	4.0	1,431	Variable
Makers Rise	Herndon, VA	356	30,208	9,176	9.0%	4.5	171	Variable
121 at Watters [4]	Allen, TX	469	19,846	2,179	9.0%	4.7	226	Variable
Infield Phase I	Kissimmee, FL	384	16,044	-	14.0%	2.9	-	-
Total - Preferred Equity		**3,374**	**$ 306,689**	**$ 297,584**	**10.7%**	**2.7**	**$ 7,895**	
Secured Loans								
Brio [5]	Bellevue, WA	259	$ 115,000	$ 124,111	4.8%	1.3	$ 1,347	Purchase Option
Infield Phase II [6]	Kissimmee, FL	-	2,760	2,804	14.0%	0.9	30	-
Total - Secured Loans		**259**	**$ 117,760**	**$ 126,915**	**5.0%**	**1.3**	**$ 1,377**	
Total - Developer Capital Program		**3,633**	**$ 424,449**	**$ 424,499**	**9.0%**	**2.3**	**$ 9,272**	

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(4) At June 30, 2021, a portion of UDR's initial investment balance of $8.0 million is reflected as restricted cash on the Consolidated Balance Sheets.
(5) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that was completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gave UDR the option to acquire the community at a fixed price. The option was exercised in August 2020, and UDR acquired and consolidated the community on July 1, 2021. In connection with the acquisition of the community, the loan and the unpaid accrued interest were paid in full. As of June 30, 2021, the loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(6) In May 2021, UDR made a $2.8 million secured loan to a third-party developer to acquire a parcel of land upon which the developer plans to construct an apartment community. The loan is secured by the land parcel and related assets, and, as of the end of the quarter, was reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
June 30, 2021
(Dollars in Thousands)
(Unaudited) (1)

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Jan-21	Makers Rise	Herndon, VA	N/A	N/A	$ 30,208	9.0%	356
Mar-21	121 at Watters	Allen, TX	N/A	N/A	19,846	9.0%	469
May-21	Infield Phase I	Kissimmee, FL	N/A	N/A	16,044	14.0%	384
May-21	Infield Phase II	Kissimmee, FL	N/A	N/A	2,760	14.0%	-
					$ 68,858	10.4%	1,209

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-21	Union Place	Franklin, MA	0%	100%	$ 77,400	$ 51,800	300	$ 258
Apr-21	The Canal	Farmers Branch, TX	0%	100%	110,200	42,000	636	173
May-21	Cool Springs at Frisco Bridges	Frisco, TX	0%	100%	166,900	89,510	945	177
Jun-21	Seneca Place	Germantown, MD	0%	100%	121,900	-	468	260
					$ 476,400	$ 183,310	2,349	$ 203
Acquisitions - Wholly-Owned Land								
Apr-21	Alameda Point Block 11	Alameda, CA	0%	100%	$ 25,000	$ -	-	$ -
May-21	Meridian	Tampa, FL	0%	100%	6,600	-	-	-
					$ 31,600	$ -	-	$ -

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-21	Parallel (3)	Anaheim, CA	100%	0%	$ 156,000	$ -	386	$ 404
					$ 156,000	$ -	386	$ 404
Dispositions - Joint Venture								
Jan-21	OLiVE DTLA (4)	Los Angeles, CA	47%	0%	$ 121,000	$ 53,666	293	$ 413
					$ 121,000	$ 53,666	293	$ 413

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $50.8 million during the six months ended June 30, 2021, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $2.5 million during the six months ended June 30, 2021, which is included in income/(loss) from unconsolidated entites.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
June 30, 2021
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended June 30, 2021	Cost per Home	Capex as a % of NOI	Six Months Ended June 30, 2021	Cost per Home	Capex as a % of NOI
Average number of homes [3]		49,420			48,772		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 6,620	$ 134		$ 11,149	$ 229	
Building exteriors	5 - 20	4,292	87		5,931	122	
Landscaping and grounds	10	1,361	28		2,014	41	
Total asset preservation		12,273	248		19,094	391	
Turnover related	5	3,556	72		6,489	133	
Total Recurring Cap Ex		**15,829**	**320**	**8%**	**25,583**	**525**	**6%**
NOI Enhancing Cap Ex	5 - 20	**11,366**	**230**		**20,459**	**419**	
Total Recurring and NOI Enhancing Cap Ex		$ **27,195**	$ **550**		$ **46,042**	$ **944**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended June 30, 2021	Cost per Home	Six Months Ended June 30, 2021	Cost per Home
Average number of homes [3]	49,420		48,772	
Contract services	$ 8,328	$ 169	$ 15,753	$ 323
Turnover related expenses	4,723	96	9,086	186
Other Repair and Maintenance				
Building interiors	2,646	54	4,674	96
Building exteriors	664	13	1,282	26
Landscaping and grounds	188	4	1,275	26
Total Repair and Maintenance	$ 16,549	$ 335	$ 32,070	$ 658

(1) See Attachment 16 for definitions and other terms.

(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.

(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 15

UDR, Inc.
3Q 2021 and Full-Year 2021 Guidance
June 30, 2021
(Unaudited) [(1)]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	3Q 2021	Full-Year 2021 Guidance		
		Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Income/(loss) per weighted average common share, diluted	$0.02 to $0.04	$0.12 to $0.16	$0.07 to $0.13	$0.04
FFO per common share and unit, diluted	$0.49 to $0.51	$1.85 to $1.89	$1.79 to $1.85	$0.05
FFO as Adjusted per common share and unit, diluted	$0.49 to $0.51	$1.97 to $2.01	$1.94 to $2.00	$0.02
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.44 to $0.46	$1.79 to $1.83	$1.76 to $1.82	$0.02
Annualized dividend per share and unit		$1.45	$1.45	$0.00

Same-Store Guidance	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Revenue growth / (decline) (Cash basis)	(0.25%) - 0.75%	(1.25%) - 0.50%	0.625%
Revenue growth / (decline) (Straight-line basis)	(2.25%) - (1.25%)	(3.25%) - (1.50%)	0.625%
Expense growth	1.00% - 3.00%	1.00% - 3.00%	-
NOI growth / (decline) (Cash basis)	(1.00%) - 0.50%	(2.25%) - 0.00%	0.875%
NOI growth / (decline) (Straight-line basis)	(3.50%) - (2.00%)	(4.75%) - (2.50%)	0.875%

Sources of Funds ($ in millions)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
AFFO less Dividends	$99 to $123	$90 to $120	$6
Debt Issuances/Assumptions and LOC Draw/Paydown	$200 to $675	$350 to $550	($13)
Dispositions	$310	$187	$123
Equity Issuance (Forward settlement)	$830	$405	$425

Uses of Funds ($ in millions)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Debt maturities inclusive of principal amortization [(2)]	$380	$380	-
Development spending and land acquisitions	$150 to $225	$150 to $225	-
Redevelopment and other non-recurring	$40 to $60	$30 to $50	$10
Developer Capital Program, net	$45 to $55	$45 to $55	-
Acquisitions	$755 to $1,150	$360 to $500	$522.5
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$45 to $50	$40 to $45	$5

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2021	Prior Guidance	Change from Prior Midpoint
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	$140 to $144	($140) to ($146)	($1)
Capitalized interest [(3)]	$8 to $10	$8 to $10	-
General and administrative	$52 to $56	($48) to ($55)	$2.5
Recurring capital expenditures per home	$1,200	$1,200	-

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program. Includes the prepayment costs and net proceeds associated with the Columbus Square refinance which occurred in January 2021 and the make-whole premium associated with the early retirement of the $300M MTNs set to mature in 2025 which occurred in March of 2021.
(3) Excludes capitalized interest on joint venture and partnership level debt.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
June 30, 2021
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	2Q 2021	YTD 2021
Income/(loss) from unconsolidated entities	$ 9,751	$ 14,673
Management fee	503	973
Financing fee	-	287
Interest expense	3,717	8,148
Debt extinguishment and other associated costs	-	1,395
Depreciation	7,930	16,135
General and administrative	65	129
Developer Capital Program (excludes Alameda Point Block 11, Brio and Infield Phase II)	(7,895)	(14,922)
Other (income)/expense	78	215
Realized/unrealized (gain)/loss on unconsolidated real estate technology investments	(6,218)	(8,168)
NOI related to sold properties	5	(82)
(Gain)/loss on sales	-	(2,460)
Total Joint Venture NOI at UDR's Ownership Interest	$ 7,936	$ 16,323

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.0% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	2Q 2021	1Q 2021	4Q 2020	3Q 2020	2Q 2020
Net income/(loss) attributable to UDR, Inc.	$ 11,720	$ 3,104	$ 26,532	$ (25,258)	$ 57,771
Property management	9,273	8,995	8,659	8,879	8,797
Other operating expenses	4,373	4,435	6,153	5,543	6,100
Real estate depreciation and amortization	146,169	144,088	146,135	151,949	155,056
Interest expense	35,404	78,156	62,524	62,268	38,597
Casualty-related charges/(recoveries), net	(2,463)	5,577	778	-	102
General and administrative	15,127	12,736	11,978	11,958	10,971
Tax provision/(benefit), net	135	619	668	187	1,526
(Income)/loss from unconsolidated entities	(9,751)	(4,922)	(4,516)	(2,940)	(8,021)
Interest income and other (income)/expense, net	(2,536)	(2,057)	1,030	(2,183)	(2,421)
Joint venture management and other fees	(2,232)	(1,615)	(1,208)	(1,199)	(1,274)
Other depreciation and amortization	2,602	2,601	2,074	3,887	2,027
(Gain)/loss on sale of real estate owned	-	(50,829)	(57,974)	-	(61,303)
Net income/(loss) attributable to noncontrolling interests	815	170	2,019	(1,959)	4,325
Total consolidated NOI	$ 208,636	$ 201,058	$ 204,852	$ 211,132	$ 212,253



UDR, Inc.
Definitions and Reconciliations
June 30, 2021
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	2Q 21		2Q 20		2Q 21		1Q 21		YTD 21		YTD 20
Revenue (Cash basis)	$	285,948	$	288,981	$	285,948	$	280,966	$	560,469	$	582,805
Concessions granted/(amortized), net		(1,331)		726		(1,331)		(1,444)		(2,680)		121
Revenue (Straight-line basis)	$	284,617	$	289,707	$	284,617	$	279,522	$	557,789	$	582,926
% change - Same-Store Revenue with Concessions on a Cash basis:		-1.0%				1.8%				-3.8%		
% change - Same-Store Revenue with Concessions on a Straight-line basis:		-1.8%				1.8%				-4.3%		
% change - Same-Store NOI with Concessions on a Cash basis:		-3.1%				2.7%				-6.9%		
% change - Same-Store NOI with Concessions on a Straight-line basis:		-4.1%				2.7%				-7.6%		

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above of the Company's quarterly supplemental disclosure.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
June 30, 2021
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2021 and third quarter of 2021 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2021			
	Low		High	
Forecasted net income per diluted share	$	0.12	$	0.16
Conversion from GAAP share count		(0.02)		(0.02)
Net gain on the sale of depreciable real estate owned		(0.16)		(0.16)
Depreciation		1.89		1.89
Noncontrolling interests		0.01		0.01
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	**$**	**1.85**	**$**	**1.89**
Legal and other costs		-		-
Debt extinguishment and other associated costs		0.14		0.14
Casualty-related charges/(recoveries)		0.01		0.01
Realized/unrealized gain on unconsolidated real estate technology investments, net of tax		(0.03)		(0.03)
Forecasted FFO as Adjusted per diluted share and unit	**$**	**1.97**	**$**	**2.01**
Recurring capital expenditures		(0.18)		(0.18)
Forecasted AFFO per diluted share and unit	**$**	**1.79**	**$**	**1.83**

	3Q 2021			
	Low		High	
Forecasted net income per diluted share	$	0.02	$	0.04
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		0.48		0.48
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	**$**	**0.49**	**$**	**0.51**
Legal and other costs		-		-
Debt extinguishment and other associated costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized gain on unconsolidated real estate technology investments, net of tax		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**0.49**	**$**	**0.51**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	**$**	**0.44**	**$**	**0.46**